Nova Biosource Fuels, Inc.

2777 Allen Parkway, Suite 800

Houston, Texas 77019
Telephone: (713) 869-6682

November 7, 2006

Via EDGAR and Facsimile (202) 772-9368

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549-7010

Attention: Ms. Jennifer Goeken

Re:                               Nova Biosource Fuels, Inc. (formerly Nova Oil, Inc.) (the “Company”),
Response Letter dated October 31, 2006
File No. 0-32531

Dear Ms. Goeken:

We are writing in response to your November 3, 2006 letter and our conversation today to summarize the analysis we discussed with you.  For ease of reference, the remaining comment has been repeated below in italics, with our response set forth below the comment.

Form 10-QSB for the Fiscal Quarter Ended April 30, 2006

Note 8 – Subsequent Events

Equity Incentive Plan

1.                                       We have considered your response to prior comment number five where you indicate that “At the time of grant, the Company was still negotiating employment agreements with the affected employees and such employment agreements contain terms that the Company considered critical to its success and the Company did not intend to file a registration statement with respect to such options until mutually acceptable employment agreements were completed.” You also indicate that “The additional vesting condition made the options unenforceable until registration occurred, which in practical effect, required actions other than related to the employer’s own operations.” Please tell us how you considered, even though the shares did not vest until they were registered and you were currently negotiating employment contracts with employees upon issuance of the shares, whether or not the service inception date occurred when the shares were issued in April 2006. In this regard, we note paragraph A79 of SFAS 123R states that “The service inception date usually is the grant date, but the service inception date precedes the grant date if (a) an award is authorized, (b) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (c) either of the following conditions applies: (1) the award’s terms do not include a substantive future requisite service condition that exists at the grant date (refer to paragraph A83 for an example illustrating that condition) or (2) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.” Please contact us to schedule a conference call to further discuss this issue at your convenience.

RESPONSE:

We do not view the service inception date as preceding the grant date for purposes of SFAS 123(R).  The stock option grant provided for two vesting conditions:  (1) time-based vesting over a three year period, and (2) a future contingent condition of the Company filing a Form S-8 with respect to the equity incentive plan under which the options were granted.  As we stated in our October 31, 2006 letter, at the time the Company’s Compensation Committee approved the award and determined its terms and conditions, the Company was still negotiating employment agreements with the affected employees and such employment agreements contain terms that the Company considered critical to its success.  The Company did not intend to file a registration statement with respect to such options until mutually acceptable employment agreements were completed.  This did not occur until after April 30, 2006.  If the affected employees did not reach agreement as to the employment agreements, the S-8 filing vesting condition would never have been satisfied and the options would never have vested, even though the options would not have been forfeited and would remain outstanding.

Paragraph A79 of SFAS 123(R) provides that the service inception date usually is the grant date, but the service inception date may precede the grant date if (a) an award is authorized, (b) service begins before a mutual understanding of the key terms and conditions of the award is reached and (c) either of the following two conditions applies:  (1) the award’s terms do not include a substantive future requisite service condition that exists on the grant date (refer to paragraph A83 for an example illustrating that condition) or (2) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.  We do not believe the conditions of Paragraph A79 are satisfied in order for the service inception date to be deemed to precede the grant date because both condition (c)(1) and (c)(2) were not satisfied and, consequently, share-based compensation expense would not be recognized on the service inception date.

In the present case, conditions (a) and (b) are satisfied: (a) The Compensation Committee authorized the award on April 24, 2006.  (b) The affected employees’ service began on March 31, 2006 before a mutual understanding of the key terms and conditions of the award was reached.  Condition (c)(1), however, is not satisfied as the award terms contained substantive future requisite service conditions as the options had a time-based vesting condition over a three year period.  Therefore, the example in Paragraph A83 would be inapplicable.  While we do not view the contingent condition of the filing of a Form S-8 to be a performance condition for the reasons we discussed in our letter of October 31, 2006, even if it were, condition (c)(2) would still not be satisfied because the contingent condition did not result in forfeiture of the award if not satisfied during the service period preceding the grant date.  In this case, because the Company did not intend to file a Form S-8 unless the affected employees had entered into mutually agreeable employment agreements, the grant date for SFAS 123(R) purposes is more appropriately the date the employment agreements were executed and delivered, which did not occur until on or after May 1, 2006 in the subsequent fiscal quarter.  Therefore, condition (c)(2) would not be satisfied.  We believe that the example in Paragraph A85 would be a closer analogy to the situation at hand, although Paragraph A85 does not on its face address a performance condition that must be satisfied after the grant date.

Because neither condition (c)(1) nor condition (c)(2) were satisfied, we do not believe that compensation expense should have been recognized on the service inception date.

We believe that the key element to the analysis of the proper application of SFAS 123(R) to the stock option grant in question is that we believe the grant date for SFAS 123(R) purposes most appropriately occurred on or after May 1, 2006 even though all corporate actions and formalities had been completed on April 24, 2006 because of the facts and circumstances surrounding the negotiation of the employment agreements.  As noted in Section B of the letter of the Chief Accountant to the accounting industry, dated September 19, 2006, there are facts and circumstances where the measurement date is more appropriately a later date even if all corporate actions and formalities have been completed.  While the Chief Accountant’s letter addressed the measurement date with respect to option grants that pre-dated the effectiveness of SFAS 123(R), we believe that a similar principle applies in the application of the provisions of SFAS 123(R) to the grants in question.  Paragraph A77 of SFAS 123(R) provides that the “grant date for an award will be the date that an employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer’s equity shares.”  Although one could argue that such date was April 24, 2006 when all corporate formalities and actions had been completed and the employer and the employee had a mutual understanding of the key terms and conditions of the award itself, we believe the better interpretation is that the grant date in this case should be the date the employee entered into a mutually acceptable employment agreement because the stock option would never have vested if the employee didn’t enter into such agreement, and, therefore, the employee would not have begun to benefit from, or be adversely affected by, subsequent changes in the stock price until such date, which in this case was on or after May 1, 2006.  Once the employees entered into mutually acceptable employment agreements, the Company intended to file the Form S-8 once eligible to do so, and did so on June 5, 2006.  Thus, we concluded that the most appropriate grant date was on or after May 1, 2006, calculated the fair value of the share-based awards as of such date and recognized the associated compensation expense beginning on such date.

Further, to reiterate our responses on October 31, as supplemented on November 3, 2006, even if we had considered the options to be a compensation expense beginning on the date the Compensation Committee first approved the award, April 24, 2006, the amounts would have been immaterial to either the financial condition or the results of operations for the period ended April 30, 2006 pursuant to the quantitative and qualitative factors set forth in SAB 99 and outlined in our letter of November 3, 2006.  Therefore, we do not consider any revision of the amount of compensation expense reported for the period ended April 30, 2006 to be necessary under generally accepted accounting principles.

To address the questions you raised in our conversation today, the Company has also enhanced its disclosure controls and procedures and internal controls and procedures since the time it prepared its Quarterly Report on Form 10-QSB.  Specifically, the sequence of events that occurred with respect to the April 24 stock option grants represented a unique period in the Company’s development as it was negotiating employment and related agreements with its core engineering team for the first time.  The Company’s practice now is that the Compensation Committee does not approve equity awards until a new employee has entered into the necessary agreements.  The Company has also retained an accounting consultant who is a retired partner of a “Big Four” accounting firm and who is not affiliated with the Company’s independent auditor.  In May and June, the Audit Committee consisted of the entire Board of Directors and did not have an “audit committee financial expert” among its members.  The Company has added additional independent directors with financial expertise and appointed independent directors to its

Audit Committee, which now includes a director who meets the definition of an “audit committee financial expert.”  The Company’s quarterly reports are reviewed prior to filing by the Audit Committee after completion of the independent auditor’s SAS 100 review and the report of its review.  We believe that these additional measures greatly enhance the Company’s disclosure controls and procedures and internal controls and procedures in comparison to the controls and procedures in effect at the time the quarterly report was prepared.

* * *

We trust that the foregoing is responsive to the staff’s comments.  Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (713) 869-6682 or Roger W. Bivans of Baker & McKenzie LLP at (214) 978-3095.

Very truly yours,

NOVA BIOSOURCE FUELS, INC.

By:		/s/ Leon van Kraayenburg
Leon van Kraayenburg
Vice President of Finance

	cc:	Ms. Jill S. Davis, United States Securities and Exchange Commission
Roger W. Bivans, Baker & McKenzie, LLP